Exhibit 99.1

December 16, 2011

TELUS sets 2012 financial targets
Guidance implies mid-single digit revenue and earnings increases with strong cash flow growth
 Plans $100 million voluntary pension contribution

Vancouver, B.C. — TELUS Corporation today announced its 2012 financial targets that reflect continued growth across the Company sustained by its significant broadband infrastructure investments in recent years and consistent with TELUS’ long-standing and successful national growth strategy focused on wireless and data.

Robert McFarlane TELUS executive-vice president and CFO said, “TELUS’ 2012 targets build on the positive momentum we have delivered this year, particularly strong double-digit data revenue growth in both the wireless and wireline segments of our business. This growth is being generated by continued healthy additions of wireless smartphones along with Optik TV and high speed Internet service subscriptions.”

“These targets demonstrate the benefits of the major strategic network related investments made in the last several years combined with good operational progress, resulting in growth in revenue and earnings, as well as strong free cash flow growth,” noted Mr. McFarlane.

The Company plans to fund a voluntary $100 million defined benefit pension contribution, down from $200 million last year. Mr. McFarlane stated, “This voluntary pension contribution positively impacts earnings and maintains a strong pension funding position that is among the best in corporate Canada.”

	2012 Targets	2011 Guidance(1)	Change(1)
Consolidated
Revenues	$10.7 to $11.0 billion	$10.225 to $10.425 billion	4 to 6.5%
EBITDA(2)	$3.8 to $4.0 billion	$3.675 to $3.875 billion	1 to 6%
Earnings per share (reported)(3)	$3.75 to $4.15	$3.50 to $3.90	1 to 12%
Capital expenditures	Approx. $1.85 billion	Approx. $1.8 billion	3%
Wireless
Revenue (external)	$5.75 to $5.9 billion	$5.4 to $5.5 billion	5.5 to 8%
EBITDA	$2.3 to $2.4 billion	$2.15 to $2.25 billion	5 to 9%
Wireline
Revenue (external)	$4.95 to $5.1 billion	$4.825 to $4.925 billion	1.5 to 5%
EBITDA	$1.5 to $1.6 billion	$1.525 to $1.625 billion	(5) to 2%

(1)               Annual change based on low and high-end 2012 targets compared to midpoint of latest 2011 guidance.

(2)               Earnings before interest, taxes, depreciation and amortization (EBITDA). Restructuring costs are estimated at approximately $50 million in 2011 and approximately $25 million in 2012.

(3)               2011 EPS includes positive tax adjustments of three cents as of September 30.

For 2012, TELUS is targeting consolidated revenue growth over 2011 of between four and 6.5 per cent, while earnings before interest, taxes, depreciation and amortization (EBITDA) is expected to be higher by up to six per cent. Revenue and EBITDA are expected to benefit from TELUS’ continued strong execution in wireless and data. Earnings per share (EPS) are targeted to be up to 12 per cent higher, due to operating earnings growth and lower financing costs.

Based on earnings growth, along with relatively stable capital expenditures and cash taxes, and reduced employer pension contributions, TELUS expects free cash flow in 2012 to increase between 15 and 35 per cent, before dividends and potential wireless spectrum purchase costs.

TELUS wireless revenue is forecast to increase between 5.5 and eight per cent in 2012 as a result of continued subscriber and average revenue per unit (ARPU) growth. Loading is expected to benefit from a Canadian wireless industry penetration gain similar to 2011 of approximately four to 4.5 percentage points. TELUS expects to continue to benefit from the Company’s HSPA+ and Long Term Evolution (LTE) network investments resulting in continued growth in data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to be between five and nine per cent higher next year, despite the impact on margins resulting from continued large investments in smartphone customer acquisition and retention costs.

Wireline revenue is expected to increase by between 1.5 and five per cent in 2012, reflecting continued data revenue growth from Optik TV and high-speed Internet, as well from business services, offset by continued decreases in traditional legacy revenues from local and long distance services. Wireline EBITDA is expected to be lower by five per cent to higher by two per cent as a result of revenue declines in higher margin legacy services being partially offset by growth from lower margin data services including Optik services and incremental savings from efficiency activities.

Consolidated capital expenditures in 2012 are expected to increase by three per cent to approximately $1.85 billion, driven by wireless capacity upgrades and ongoing deployment of a new LTE wireless network in urban markets. While wireline capital investments are expected to decline, TELUS intends to continue broadband infrastructure expansion and upgrades to support strong ongoing growth in Optik TV and Internet services, which includes completing the overlay of VDSL2 technology in the West and VDSL2 bonding in Eastern Quebec, as well as investing in new state of the art Internet Data Centres to support market demand for cloud computing services. Due to revenue growth, consolidated capital intensity is expected to decline slightly to approximately 17 per cent of revenue despite the continued build-out and expected launch of TELUS’ new LTE wireless broadband network.

TELUS plans to make a $100 million voluntary special contribution to its defined benefit pension plans in early 2012, which should be accretive to 2012 EBITDA and EPS. After including this contribution, TELUS’ aggregate funded position for its defined benefit pension plans is expected to be approximately 90 per cent on a solvency basis. It is estimated that the accelerated voluntary contribution will benefit the 2012 pension recovery for accounting purposes and, since pension contributions are tax deductible, reduce cash taxes by approximately $25 million. The Company’s 2012 pension recovery is estimated to be $6 million, which is $28 million lower than in 2011.

The Company continues to follow its financial objectives, policies and guidelines, including generally maintaining a minimum of $1billion of unutilized liquidity, maintaining a ratio of Net debt to EBITDA (excluding restructuring costs) of 1.5 to 2.0 times, and a dividend payout ratio guideline of 55 to 65 per cent of sustainable earnings on a prospective basis. In addition, under the dividend growth model, the Company is planning to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the increase to be in the range of circa 10 per cent annually, subject to the Board of Directors’ assessment and determination.

Key Assumptions and Sensitivities

The 2012 targets are based on many assumptions including:

•                          Ongoing intense wireless and wireline competition in both business and consumer markets

•                          Continued downward re-pricing of legacy services

•                          Wireless industry penetration of the Canadian population to increase between 4 and 4.5 percentage points with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

•                          TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

•                          Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

•                          Ongoing investments in deployment of LTE wireless technology in urban markets

•                          Data revenue growth greater than legacy revenue decline due to continued wireline broadband expansion and upgrades supporting Optik TV and High Speed Internet subscriber sales, partially offset by continued erosion in network access lines and long distance revenue

•                          A preliminary pension accounting discount rate of 4.5 per cent (75 basis points lower than 2011) and expected long-term return of 6.5 per cent (50 basis points lower than 2011)

•                          A voluntary one-time pension contribution of $100 million in early 2012

•                          Approximately $25 million in restructuring costs to support ongoing operating and capital efficiency initiatives, supplemented by “value for money” initiatives to improve efficiency and effectiveness that do not involve restructuring charges

•                          Financing costs of approximately $350 million

•                          Statutory income tax rate of approximately 25 to 26 per cent

•                          Cash income taxes of approximately $150 to $200 million.

2011 Guidance Update

The company is maintaining its annual segmented and consolidated guidance ranges for 2011 last updated in August and reaffirmed on November 4, 2011. Based on year to date results, TELUS consolidated and wireless and wireline segment revenues are trending towards the top end of their respective 2011 guidance ranges. Consolidated, wireless and wireline EBITDA are trending to the middle of their respective ranges. EPS is also trending to the middle of its range. The capital expenditures estimate for 2011 remains unchanged at approximately $1.8 billion.

We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. 2011 annual targets, guidance and related assumptions are described in Section 1.5 of the 2010 MD&A with updated details on guidance, status and assumptions in Section 9 of the third quarter MD&A dated November 4, 2011. Annual targets for 2012 and related assumptions are described in this news release.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                             Competition including: continuation of intense competitive rivalry across all services including incumbent communication companies, new entrant wireless operators, cable TV providers, other communications companies and emerging over-the top (OTT) services; active price and brand competition;  the Company’s ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV and Optic High Speed Internet services; costs of subscriber acquisition and retention; and variability in wireless average revenue per subscriber unit per month (ARPU) as well as Smartphone sales and associated subsidy levels.

•                             Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines; and over-the-top IP services that may cannibalize TV and entertainment services.

•                             Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE rollout strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+, LTE and tablet devices), new services and supporting systems; network reliability and change management; and successful upgrades of TELUS TV technology.

•                             Economic growth and fluctuations including: strength and persistence of the economic recovery in Canada may be influenced by international economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns, funding and expenses.

•                             Capital expenditure levels in 2011 and beyond due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies including LTE, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands.

•                             Financing and debt requirements including ability to carry out refinancing activities.

•                             Ability to sustain dividend growth including: generating sufficient after-tax earnings and free cash flow which may be affected by factors such as capital expenditure and spectrum auction requirements, regulatory and government developments and decisions, competitive environment, and reasonable economic performance in Canada. The Company announced an intention in May 2011 to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the increase to be in the range of circa 10 per cent annually, which will be subject to the Board’s quarterly assessment and determination and not necessarily indicative of dividend increases beyond 2013.

•                             Regulatory approvals and developments including: interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the spectrum auction rules, and the cost and timing of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); whether application and enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions; and possible adoption of consumer protection legislation by provinces whose non-harmonized rules create risk of significant compliance costs.

•                             Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement expiring at the end of 2011.

•                             Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, centralizing and adopting new practices in procurement, etc. without losing customer service focus or negatively impacting client care.

•                             Process risks including: reliance on legacy systems and ability to implement and support new product and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

•                             Business continuity events including human-caused threats, such as electronic attacks, and natural disaster threats.

•                             Acquisitions or divestitures including realizing expected strategic benefits.

•                             Tax matters; Health, safety and environmental developments; Litigation and legal matters; and Other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2010 Management’s discussion and analysis (MD&A), as well as updates in TELUS’ 2011 first, second and third quarter MD&A

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.3 billion of annual revenue and 12.6 million customer connections including 7.2 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 450,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees are expected, by year-end 2011, have contributed $245 million to charitable and not-for-profit organizations and volunteered 4.1 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Contacts
Media Relations:	Investor Relations:
Shawn Hall	Robert Mitchell
(604) 697-8176	(647) 837-1606
shawn.hall@telus.com	ir@telus.com